# SEC Schedule 13G/A (Amendment No. 12) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CommScope Holding Company, Inc., CIK 0001517228
CUSIP: 20337X109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3642 E. US HIGHWAY 70, CLAREMONT, North Carolina (NC), 28610
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001546190-17-000003
Filed by CIK 0001546190

## Reporting persons
- FPR PARTNERS LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 9,507,593; shared voting power 0; sole dispositive power 9,507,593; shared dispositive power 0; aggregate amount beneficially owned 9,507,593 (4.4% of the class)
  Comment: Number of shares beneficially owned by each Reporting Person is as of March 31, 2025. Row (11) percentage of class represented by amount in row (9) is based upon shares outstanding as of March 12, 2025, as reported by the Issuer on the Definitive Proxy Statement Form DEF 14A filed March 24, 2025.
- Raab Andrew John: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 18,064; shared voting power 9,507,593; sole dispositive power 18,064; shared dispositive power 9,507,593; aggregate amount beneficially owned 9,525,657 (4.4% of the class)
  Comment: Number of shares beneficially owned by each Reporting Person is as of March 31, 2025. Row (11) percentage of class represented by amount in row (9) is based upon shares outstanding as of March 12, 2025, as reported by the Issuer on the Definitive Proxy Statement Form DEF 14A filed March 24, 2025.
- Peck Bobby Ray JR: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,507,593; sole dispositive power 0; shared dispositive power 9,507,593; aggregate amount beneficially owned 9,507,593 (4.4% of the class)
  Comment: Number of shares beneficially owned by each Reporting Person is as of March 31, 2025. Row (11) percentage of class represented by amount in row (9) is based upon shares outstanding as of March 12, 2025, as reported by the Issuer on the Definitive Proxy Statement Form DEF 14A filed March 24, 2025.

## Item 1. Issuer
Name of issuer: CommScope Holding Company, Inc.
Address of issuer's principal executive offices: 3642 E. US HIGHWAY 70, CLAREMONT, NORTH CAROLINA, 28610

## Item 2. Person Filing
Name of person filing: This Amendment No. 12 is jointly filed by and on behalf of FPR Partners, LLC ("FPR"), Andrew Raab, and Bob Peck (collectively, the "Reporting Persons"). With the exception of the 18,064 additional shares reported by Mr. Raab, the reported shares of Common Stock are held directly by certain limited partnerships, collectively, the "Funds". FPR acts as investment manager to the Funds and may be deemed to indirectly beneficially own securities owned by the Funds. Andrew Raab and Bob Peck are the Senior Managing Members of FPR and may be deemed to indirectly beneficially own securities owned by FPR and the Funds. Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Sections 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owner of any of the securities covered by this statement. The Reporting Persons are filing this statement jointly, but not as members of a group, and each expressly disclaims membership in a group. The agreement among the Reporting Persons relating to the joint filing of this Schedule 13G is attached as Exhibit 99.1 hereto.
Address of principal business office or, if none, residence:
405 Howard Street, 2nd Floor
San Francisco, CA 94105
Citizenship: FPR Partners, LLC is a limited liability company and FPR Partners, LP is a limited partnership, each organized under the laws of the State of Delaware. Mr. Raab and Mr. Peck are US citizens.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: See Item 9 on the cover pages hereto.
Percent of class: See Item 11 on the cover pages hereto.
Sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.
Shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.
Sole power to dispose or to direct the disposition: See Item 7 on the cover pages hereto.
Shared power to dispose or to direct the disposition: See Item 8 on the cover pages hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: FPR Partners, LLC is an SEC registered investment advisor whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this statement. Bob Peck and Andrew Raab are the Senior Managing Members of FPR Partners, LLC.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: FPR Partners, LLC is the investment advisor to client accounts. Bob Peck and Andrew Raab are the Senior Managing Members of FPR Partners, LLC. The Funds hold the stock for the benefit of their respective investors, and the Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the stock. No individual client's holding of the stock is more than five percent of the outstanding shares of the applicable class of the stock. The Reporting Persons are filing this Schedule 13G jointly, but not as members of a group, and each of them expressly disclaims membership in a group. Further, each of the Reporting Persons disclaims beneficial ownership of the stock except to the extent of that Reporting Person's pecuniary interest therein.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement, dated November 13, 2012, by and among FPR Partners, LLC,
Andrew Raab and Bob Peck (furnished herewith).

Exhibit 99.2 Confirming Statement for Andrew Raab (furnished herewith).

Exhibit 99.3 Confirming Statement for Bob Peck (furnished herewith).

## Signatures
- FPR PARTNERS LLC: /s/ Siu Chiang, Chief Financial Oficer (05/14/2025)
- Raab Andrew John: /s/ Siu Chiang for Andrew Raab, Chief Financial Officer (05/14/2025)
- Peck Bobby Ray JR: /s/ Siu Chiang for Bob Peck, Chief Financial Officer (05/14/2025)